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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 3/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossmark Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 W Sam Houston Parkway South #250
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Hayes (609) 642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) Celeste (City) Texas (State) 75743 (Zip Code)

CHECK ONE:

✓ Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

~~FOR OFFICIAL USE ONLY~~

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

one 5/30/18

GK

OATH OR AFFIRMATION

I, Michael L. Kern, III, CFA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crossmark Distributors, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. MIMS
My Notary ID # 11963645
Expires August 22, 2021

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
x (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crossmark Distributors, Inc. as of March 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crossmark Distributors, Inc. as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crossmark Distributors, Inc.'s management. Our responsibility is to express an opinion on Crossmark Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crossmark Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Crossmark Distributors, Inc.'s financial statements. The supplemental information is the responsibility of Crossmark Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Crossmark Distributors, Inc.'s auditor since 2018.

Celeste, Texas
May 17, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CONTENTS

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS	
Cash	$ 113,428
Accounts receivable – related party	141,536
TOTAL ASSETS	$ 254,964
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Distribution and platform fees due to service organizations	$ 71,766
TOTAL LIABILITIES	71,766
STOCKHOLDER'S EQUITY	
Common stock, $5 par value; 5,000 shares authorized, issued and outstanding	25,000
Additional paid-in capital	160,000
Accumulated deficit	(1,802)
TOTAL STOCKHOLDER'S EQUITY	183,198
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 254,964

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2018

REVENUES	
Service and distribution fees	$ 461,783
Administrative service fees	664,316
TOTAL REVENUES	1,126,099
EXPENSES	
Distribution fees	388,142
Platform fees	608,679
Regulatory fees	38,523
Professional fees	39,813
Office and administrative services - Parent	72,000
Other expenses	24,887
TOTAL EXPENSES	1,172,044
NET LOSS	$ (65,945)

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at April 1, 2017	$25,000	$160,000	$ 64,143	$249,143
Net loss	-	-	(65,945)	(65,945)
Balance at March 31, 2018	$25,000	$160,000	$ (1,802)	$183,198

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (65,945)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Increase in accounts receivable – related party	(53,387)
Decrease in prepaid expenses	437
Increase in distribution and platform fees dues to service organizations	25,008
Decrease in accrued federal income tax	(3,832)
NET CASH USED IN OPERATING ACTIVITIES	(97,719)
CASH – beginning of year	211,147
CASH – end of year	$ 113,428

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ 3,832
Interest	$ -

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2018

NOTE A – NATURE OF OPERATIONS

Crossmark Distributors, Inc., formerly Capstone Asset Planning Company, ("Company") was incorporated in the state of Delaware in 1983 and is a wholly-owned subsidiary of Crossmark Global Holdings, Inc., formerly Capstone Financial Services, Inc., ("Parent") a Delaware Corporation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily of acting as the distributor for Steward Funds, Inc. ("SFI"), a related party registered open-end management investment company. The Company also has selling agreements with certain other unaffiliated registered investment companies.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable primarily consists of receivables due from SFI which are settled monthly. On a periodic basis, the Company evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

Revenue Recognition: Service, distribution and administrative fees are earned as such services are provided.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is included in the consolidated federal income tax return of its Parent. Federal income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent.

The Company is also subject to state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of March 31, 2018, open Federal tax years include the tax years ended March 31, 2015 through March 31, 2017.

NOTE C – INCOME TAXES

The Company has a current year tax loss; therefore, there is no provision for current income taxes.

NOTE D – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATIONS

SFI has adopted a Service and Distribution Plan (the "Service and Distribution Plan") pursuant to Rule 12b-1 under the 1940 Act whereby the assets of SFI are used to compensate the Company for costs and expenses incurred in connection with the distribution, marketing and servicing of SFI Fund shares. Distribution and marketing expenses include, among other things, printing of prospectuses for prospective investors, advertising literature, and costs of personnel involved with the promotion and distribution of shares. Under the Service and Distribution Plan, SFI pays the Company an amount computed monthly at an annual rate of 0.25% of each SFI Fund's average daily net assets. Of this amount, the Company allocates to securities brokers and dealers (which may include the Company itself) and other financial institutions and organizations (collectively "Service Organizations") distribution and platform fees based on the particular Fund's average net assets owned by stockholders for whom the Service Organizations have a servicing relationship. Under the Service and Distribution Plan, the Company earned $453,485 for the year ended March 31, 2018, of which $48,118 is receivable at March 31, 2018, and paid distribution fees of $388,142 and platform fees of $608,679, of which $71,766 is payable at March 31, 2018.

SFI has also adopted an Administrative Services Plan ("Administrative Services Plan") that provides that SFI, out of assets attributable to its Individual Class and Institutional Class shares, shall compensate the Company to cover the costs of payments to certain third-party shareholder service providers related to the administration of group accounts in which SFI's shareholders participate. The amount of such payments may not exceed, on an annual basis, 0.10% of the average daily net assets of the Individual Class shares or Institutional Class shares, respectively, of SFI. For Individual Class shares, this fee is in addition to fees payable under the Service and Distribution Plan. Institutional Class shares are not subject to the Service and Distribution Plan. Under the Administrative Services Plan, the Company earned $601,563 for the year ended March 31, 2018, of which $93,418 is receivable at March 31, 2018.

NOTE D – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATIONS (Continued)

The Company earned approximately 95% of its revenue from SFI for the year ended March 31, 2018. The Company is economically dependent upon SFI due to the concentration of revenue provided by them.

The Company has accounts receivable due from SFI totaling $141,536, or approximately 56% of total assets, at March 31, 2018.

Certain officers and directors of SFI are also officers and/or directors of the Company.

The Parent and the Company have entered into an office and administrative services agreement ("Agreement") for an initial term of one year through April 1, 2018. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of any subsequent term. The Agreement has automatically renewed through April 1, 2019. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent allocates a pro-rata portion of such expenses incurred by the Parent on account of the Company. In making such allocation the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities or services. Office and administrative fees under this agreement totaled $72,000 for the year ended March 31, 2018.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2018, the Company had a net capital of $41,662, which was $16,662 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1.72 to 1.

NOTE F – SUBSEQUENT EVENTS

Management has evaluated all events for recognition and disclosure subsequent to March 31, 2018 through May 17, 2018, which is the date financial statements were available to be issued.

The Parent made a contribution of additional paid-in capital of $50,000 during May 2018.

CROSSMARK DISTRIBUTORS, INC.
SCHEDULE I – Supplemental Information Pursuant to Rule 17a-5
MARCH 31, 2018

NET CAPITAL	
Total stockholder's equity	$ 183,198
Deductions for non-allowable assets:	
Accounts receivable – related party	141,536
NET CAPITAL	$ 41,662
AGGREGATE INDEBTEDNESS	
Distribution and platform fees due to service organizations	$ 71,766
TOTAL AGGREGATE INDEBTEDNESS	$ 71,766
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 25,000
Net capital in excess of required minimum	$ 16,662
Ratio of aggregate indebtedness to net capital	1.72 to 1

RECONCILIATION OF COMPUTATION OF NET CAPITAL

The above computation does not differ from the computation of net capital under rule 15c3-1 as of March 31, 2018 as filed by the Company on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STATEMENT REGARDING THE RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See notes to financial statements and report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crossmark Distributors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crossmark Distributors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (exemption provisions) and (2) Crossmark Distributors, Inc. stated that Crossmark Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Crossmark Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crossmark Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
May 17, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com